News Release

RESIN SYSTEMS TO HOLD OPEN HOUSE SHOWCASE EVENT

Edmonton, Alberta, January 19, 2005: Resin Systems Inc. ("RSI") (RS – TSX Venture / RSSYF – OTCBB) and its operating division, RS Technologies, are pleased to announce that on Wednesday, February 9, 2005, RSI will host an open house showcase event at its Edmonton manufacturing facility which, for the first time, will provide the public with an opportunity to see RSI's proprietary manufacturing process for RStandardTM modular/sectional composite power and utility poles.

The event will consist of a plant tour and presentations from RSI’s management group. The complete details of the event are posted on www.grouprsi.com.  Due to the large number of people expected to be in attendance, RSI wants to ensure that adequate transportation and facility arrangements are made for the event. Those planning on attending must confirm by February 1, 2005.

RSI is a composite materials technology company which has commercialized a proprietary RStandard™ modular composite utility pole for sale to transmission and distribution power utility companies.  In addition, RSI, together with strategic partners, is actively engaged in the further development and commercialization of its Version™ resins and related products for worldwide use.

For more information please contact:

Greg Pendura

Grant Howard

President and Chief Executive Officer

Investor Relations

Resin Systems Inc.

The Howard Group Inc.

Ph: (780) 482-1953

(888) 221-0915

Fax: (780) 452-8755

(403) 237-8387

Email:  gregp@grouprsi.com

grant@howardgroupinc.com

www.grouprsi.com

www.howardgroupinc.com

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responsibility for the adequacy or accuracy of this release.